Exhibit 10.2


ASSET PURCHASE AGREEMENT
(Caddystats Manual)


This Asset Purchase Agreement (this "Agreement") is entered into as of the 27th day of February, 2009 (the "Effective Date"), by and between Caddystats, Inc. ("Caddystats"), and Gordon Dawson. ("Dawson").

WHEREAS, Caddystats, Inc., is the owner of all rights in and to a certain product known as the Caddystats Manual (herein so called), which has been developed by Caddystats for various administrative and management functions in its general business; and

WHEREAS, Gordon Dawson desires to acquire full ownership of all right, title and interest of Caddystats in the Caddystats Manual for the purpose of repayment of a twenty one thousand, five hundred dollars ($21,500) liability owed to Dawson, by Caddystats.; and

WHEREAS, Caddystats has agreed to sell Dawson all of such right, title and interest on the terms provided herein.

NOW, THEREFORE, for and in consideration of the payment of the Purchase Price, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

1. Purchase and Sale of Assets. Caddystats does hereby sell to Dawson, and Dawson does hereby purchase from Caddystats, full ownership of all right, title and interest of Caddystats in the Caddystats Manual, The currently existing Caddystats Manual which is being acquired by Dawson is more fully described on Exhibit "A" attached hereto and incorporated herein by reference. Caddystats expressly agrees that the sale of the Caddystats Manual under this Agreement constitutes a complete transfer of all of its rights, title and interest with respect to the system and that Caddystats reserves no rights to use, market or otherwise further transfer the system. Without limiting the generality of the foregoing, Caddystats hereby sells, transfers, assigns, waives, and/or sublicenses any and all Moral Rights (as defined below) Caddystats may have in or with respect to the Caddystats Manual to the maximum extent permitted under the laws of any relevant jurisdiction worldwide. For purposes of this Section "Moral Rights" means any right to (i) divulge a copyrighted work to the public; (ii) retract a copyrighted work from the public; (iii) claim authorship of a copyrighted work; (iv) object to any distortion, mutilation or other modification of a copyrighted work; or (v) any and all similar rights, existing under the law of any jurisdiction in the world, or under any treaty.

2. Purchase Price. The Purchase Price payable by Dawson to Caddystats shall be Twenty One Thousand, Five Hundred Dollars ($21,500) (the "Purchase Price"). The Purchase Price has already been payed in form of debts owed Dawson by Caddystats. Payment of the Purchase Price shall be the entire consideration payable by Dawson to Caddystats for the system. Dawson does hereby assume, all liabilities, costs, debts, claims and/or obligations of Caddystats relating to the Caddystats Manual or otherwise.

3. Representations and Warranties of Caddystats; Disclaimer. Caddystats hereby warrants and represents to Dawson as follows:

(a) Organization and Corporate Power. Caddystats is a corporation duly incorporated and validly existing under the laws of the State of Delaware, and has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated herein.

(b) Authorization. The execution, delivery, and performance by Caddystats of this Agreement have been duly and validly authorized by all necessary corporate action of Caddystats, and this Agreement, when executed and delivered by the parties thereto, will constitute the legal, valid, and binding obligation of Caddystats enforceable against Caddystats in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, and similar statutes affecting creditors' rights generally and judicial limits on equitable remedies.

(c) No Conflict with Other Instruments or Agreements. The execution, delivery, and performance by Caddystats of this Agreement is not in conflict with, and will not result in a breach or violation of, or constitute a default under, any material agreement to which Caddystats, or by which Caddystats is bound.

(d) Title to Caddystats Manual. Caddystats has good and marketable title in and to the Caddystats Manual in its own name, including any patents, patent applications, service marks, trade names, trademarks, trademark applications, copyrights, copyright applications, trade secrets, know-how, data or other proprietary or intellectual property rights included in the system, and such are not subject to any mortgage, pledge, lien, lease, claim, encumbrance, charge, security interest, royalty obligations or other interest or claim of any kind or nature whatsoever. The system does not include any inventions of any of Caddystats' officers, employees or consultants made or owned prior to their appointment by Caddystats. All current or former employees and consultants have assigned in writing all of their rights in the intellectual property rights related to the system to Caddystats. No current or former employee or consultant of Caddystats owns or has claimed an interest in any intellectual property rights related to the system.

(e) Governmental Authorities. Except as may be herein disclosed, (i) Caddystats is not required to submit any notice, report, or other filing with any governmental or regulatory authority in connection with the execution and delivery of this Agreement and the   consummation of the transactions contemplated herein, and (ii) no consent, approval, or authorization of any governmental or regulatory authority is required to be obtained by Caddystats or any affiliate in connection with Caddystats' execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein.

(f) Litigation; Third Party Rights. There are no actions, suits, proceedings, or governmental investigations or inquiries pending or, to the knowledge of Caddystats, threatened against Caddystats or any of its properties, assets, operations, or businesses that might delay, prevent, or hinder the consummation of the transactions contemplated herein. Caddystats has no knowledge of any claims or facts or circumstances that the Caddystats Manual may in any way infringe or conflict with the rights of any third party whatsoever.

(g) Disclaimer of Other Representations and Warranties. Except for the express warranties stated above, Caddystats makes no other representations or warranties whatsoever, express or implied, with regard to the Caddystats Manual, including any warranties of merchantability or fitness for a particular use. Dawson has had an adequate opportunity to inspect the Caddystats Manual and is familiar with it by virtue of Dawson's position at Caddystats, including services directly related to the development of the system on behalf of Caddystats. Accordingly, Dawson hereby accepts the Caddystats Manual "AS IS, WITH ALL FAULTS", and acknowledges that Caddystats has not made, and does not make, any representation or warranty whatsoever as to the quality, attributes or functionality of the system (including, but not limited to, the attributes and functionality shown on Exhibit "A" which has been prepared by Dawson and not by Caddystats), or with respect to any bugs or defects that may be contained therein.

4. Representations and Warranties of Dawson. Dawson hereby warrants and represents to Caddystats as follows:

    (a) Organization and Corporate Power. Dawson is an individual and has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated herein.

    (b) Authorization. The execution, delivery, and performance by Dawson of this Agreement have been duly and validly authorized by all necessary action of Dawson, and this Agreement, when executed and delivered by the parties thereto, will constitute the legal, valid, and binding obligation of Dawson enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, and similar statutes affecting creditors' rights generally and judicial limits on equitable remedies.

    (c) No Conflict with Other Instruments or Agreements. The execution, delivery, and performance by Dawson of this Agreement will not result in a breach or violation of, or constitute a default under any material agreement to which Dawson is a party or by which Dawson is bound.

    (d) Governmental Authorities. Except as may be herein disclosed, (i) Dawson is not required to submit any notice, report, or other filing with any governmental or regulatory authority in connection with the execution and delivery by Dawson of this Agreement and the consummation of the purchase, and (ii) no consent, approval, or authorization of any governmental or regulatory authority is required to be obtained by Dawson or any affiliate in connection with its execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein.

    (e) Litigation. There are no actions, suits, proceedings, or governmental investigations or inquiries pending or, to the knowledge of Dawson, threatened against Dawson that might delay, prevent, or hinder the consummation of the transactions contemplated herein.

5. Closing. The purchase and sale contemplated herein shall be closed simultaneously with the execution hereof to be effective as of the Effective Date. Upon execution hereof, the Purchase Price shall become unconditionally due and payable in the time and manner specified in Section 2 above. At the closing, or at such other time and place as the parties to this Agreement may mutually agree, Dawson shall deliver to Dawson the Caddystats Manual (including without limitation, all source code thereto and programmers' notes, test scripts, build scripts and any and all other documentation and information necessary and useful to understanding and using the system which are in Caddystats' possession or control), and such other documents as may be reasonably required to effect a valid transfer of the system to Dawson, free and clear of any and all liens, claims or encumbrances.

6. Confidentiality. From and after the Effective Date, all technical and other information directly relating to the Caddystats Manual and intellectual property rights pertaining thereto shall at all times be and remain the sole and exclusive property of Dawson. At all times after the Effective Date,

Caddystats shall retain in strictest confidence, and shall not disclose to third parties or use for its benefit or for the benefit of any third party, any such confidential information and intellectual property rights assigned under this Agreement. Any subsequent use or licensing of the system by Caddystats shall be subject to a license or other agreement to be entered into between the parties upon mutually acceptable terms.

7. Disclosure and Reporting. The parties acknowledge that both Dawson and Caddystats and/or certain of their affiliates may be required to publicly disclose and/or otherwise report this Agreement and the transactions to be consummated herein by virtue of the transactions being among related parties, material, or otherwise reportable or disclosable. The parties agree to fully cooperate to the extent necessary to meet any such disclosure or reporting requirements.

8. Entire Agreement; Binding Nature. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement. This Agreement may be amended, modified, or supplemented only by a written agreement signed by Caddystats and Dawson. This Agreement shall be binding upon the successors and assigns of the parties hereto.

9. Indemnification. In the event Dawson subsequently licenses or resells the Caddystats Manual or any portion thereof to a third party, Dawson shall be solely responsible for performance of the system and agrees to indemnify and hold Caddystats harmless from any claims that any such third party may make against Caddystats regarding bugs, defects or failures of the system, and for any losses, damages or liability that may be suffered or incurred by Caddystats arising out of any such third party claims.

10. Attorney Fees. In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

12. Arbitration. If at any time during the term of this Agreement any dispute, difference, or disagreement shall arise upon or in respect of the Agreement, and the meaning and construction hereof, every such dispute, difference, and disagreement shall be referred to a single arbiter agreed upon by the parties, or if no single arbiter can be agreed upon, an arbiter or arbiters shall be selected in accordance with the rules of the American Arbitration Association and such dispute, difference, or disagreement shall be settled by arbitration in accordance with the then prevailing commercial rules of the American Arbitration Association, and judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.

13. Presumption. This Agreement or any section thereof shall not be construed against any party due to the fact that said Agreement or any section thereof was drafted by said party.

14. Further Action. The parties agree to execute, acknowledge and deliver any further assignments, conveyances and other assurances, documents and instruments of transfer, consistent with the terms of this Agreement, which are reasonably requested by the other party and to take any other action, consistent with the terms of this Agreement, that may be reasonably requested for the purpose of

assigning, transferring, granting, conveying, and confirming to Dawson or reducing to its possession, any or all of the rights and interests in the Caddystats Manual being transferred and assigned herein.

15. Savings Clause. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date stated above.

CADDYSTATS:

CADDYSTATS, INC,
A Delaware corporation

By: /s/ Micheal P. Nugent
Name: Micheal P. Nugent
Title: Corporate Secretary

CADDYSTATS:

CADDYSTATS, INC,
A Delaware corporation

By: /s/ Robert Smith
Name: Robert Smith
Title: Corporate Secretary

DAWSON:

Gordon Dawson
In his individual capacity

By: /s/ Gordon Dawson
Gordon Dawson
Title: individual capacity